SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

BROADVISION, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111412706
(CUSIP Number)

September 16, 2011
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111412706	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marlin Capital Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	5	SOLE VOTING POWER 248,771
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 248,771
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,771
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (2)
12		TYPE OF REPORTING PERSON* PN - Partnership

(1)
The Reporting Person acquired beneficial ownership of the shares of Common Stock reported herein as part of its investment activities on behalf of the Partnership. The Reporting Person acquired the shares of Common Stock reported herein because it believes that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.  The Reporting Person intends to review and evaluate its investment in the Common Stock on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Company, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Person may hold discussions with the Company’s management and directors, other shareholders and other interested parties.  The Reporting Person has no intent to seek control of the Company.

(2)	Based on 4,505,164 shares outstanding as of July 29, 2011.

CUSIP No. 111412706	13G	Page 3 of 4 Pages

Item 1.

(a)   Name of Issuer: Broadvision, Inc.
(b)   Address of Issuer’s Principal Executive Offices: 1600 Seaport Blvd, Suite 550, North Bldg., Redwood City, California, 94063

Item 2.

(a)   Name of Person Filing: Marlin Capital Investments, LLC
(b)   Address of Principal Business Office: 4400 Biscayne Boulevard, Suite 850, Miami, FL  33137
(c)   Citizenship: United States of America
(d)   Title of Class of Securities: Common Stock
(e)   CUSIP Number: 111412706

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

CUSIP No. 111412706	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2011

MARLIN CAPITAL INVESTMENTS, LLC

/s/ Barry Honig
Barry Honig, Its: Manager